Mail Stop 3561

May 4, 2007

Via U.S. Mail and Facsimile

Joseph E. Royce
President and Chief Executive Officer
TBS International Limited
Commerce Building
Chancery Lane
Hamilton HM 12, Bermuda

RE: TBS International Limited
Form 10-K for the fiscal year ended December 31, 2006

File No. 000-51368

Dear Mr. Royce:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Vessel drydockings could adversely affect our cash flow and results of operations, page 21

1. We note from your disclosure on page 21 that during 2007 you expect to drydock 20 vessels, which is a higher than normal number of vessels and that the loss of earnings while the vessels are being drydocked, as well as the repositioning of your vessels in response to the dry dockings and the actual costs of the drydockings and possible charter-in expense in response to the drydocking, could have a material adverse effect on your cash flows and results of operations. In this regard, please revise your MD&A to quantify the estimated impact that these drydockings of a higher than normal number of vessels as discussed above will have on your statements of operation and cash flows for 2007.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2. We note from your revenue recognition footnote that revenue from time charters in progress at year ended is calculated using the daily charter rate, net of daily expenses, multiplied by the number of days on-hire through year end. Based on this disclosure, it appears that you recognize time charter revenues net of daily expenses. In this regard, please explain why management believes the classification of such expenses is more appropriate in this manner as an offset to revenue, rather than reflecting these expenses as operating expenses and why your income statement margin analysis and ratios on pages 37 and 43 represent a more meaningful and appropriate presentation than an analysis that includes gross time charter revenues. Additionally, please tell us if you bear any risk for collection of such charges from the charterer and explain how you considered EITF Issue 99-19 and 00-10 in your presentation.

    We also note that with respect to voyage charters you record voyage expenses on a percentage of completion basis by pro rating the estimated final voyage revenue and expenses using the ratio of voyage days completed through the balance sheet date to total voyage days. In this regard, please tell us how your accounting policy for the recognition of voyage and time charter expenses under your current method rather than as incurred complies with the guidance and methods prescribed in EITF No. 91-9. Also, please tell us whether your accounting treatment for the voyage and time charter expenses on an as incurred basis rather than under your current method would result in a material impact to the financial statements for any of the annual or quarterly periods presented and provide us with the analysis which supports your conclusions. We may have further comment upon receipt of your response.

Change in Estimate, page F-9

3. We note from your disclosure that based on management's review of condition and performance of the owned fleet, the estimated useful life of vessels was extended from 25 years to 30 years. Considering the significant impact this change in accounting estimate had on your statement of operations for 2006 and 2005, please tell us in detail the facts and circumstances, which lead to this change. Your response should include, but not be limited to, all factors used in your assessment including what others within your same industry are using as estimated useful life of vessels. We may have further comment after receipt of your response.

Note 17 – Related Party Transactions

Charter Broker, page F-26

4. We note from your disclosure that in December 2005, the parent entity of TNA was dissolved and on December 29, 2005 Mr. Bayley (a shareholder) transferred his entire interest in TNA to the Company.   In this regard, please tell us and disclose in your filing your accounting used in this transaction. Your response should include, but should not be limited to, a description of the types of assets and liabilities that were transferred to you and the basis used to account for this transaction (i.e. historical or fair value), supported with the accounting literature used to support your accounting treatment.

Note 26 – Selected Quarterly Financial Information (unaudited)

5. In accordance with Item 302(a)(3) of Regulation S-K, please revise your disclosure in future filings to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented.   For example, we note that you generated significantly less income from operations and net income available for common shareholders in the first and second quarters of fiscal 2006 than in other quarters relative to the amount of revenues recognized.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Joseph E. Royce
TBS International Limited
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Ferdinand V. Lepere, Chief Financial Officer
(914) 961-5121